Exhibit 38

AMENDMENT NO. 1 TO THE

MEMORANDUM OF UNDERSTANDING

This Amendment No. 1 (this “Amendment No. 1”) is executed as of March 2, 2007, by and among Summit Growth Management LLC and Steven G. Mihaylo, its Managing Member (together, “Mihaylo”), and certain investment entities affiliated with Vector Capital Corporation (collectively, “Vector”).

WHEREAS, Mihaylo and Vector entered into a Memorandum of Understanding, dated as of May 18, 2006 (the “MOU”).

WHEREAS, on July 28, 2006, as contemplated by the MOU, Mihaylo and Vector submitted a proposal to the board of directors (the “Board”) of Inter-Tel (Delaware), Incorporated (the “Company”) to acquire all of the outstanding shares of common stock of the Company (the “July 28 Proposal”).

WHEREAS, on August 11, 2006, the Special Committee of the Board (the “Special Committee”) rejected the July 28 Proposal.

WHEREAS, on August 21, 2006, in a letter to the Special Committee, Mr. Mihaylo and Vector indicated a willingness to increase their offer price (the “August 21 Proposal”).

WHEREAS, On August 25, 2006, the Special Committee Rejected the August 21 Proposal, and Mihaylo submitted a request that the Company call a special meeting of stockholders (the “Special Meeting”) to consider a non-binding stockholder resolution urging the Board to arrange for the prompt sale of the Company to the highest bidder (the “Sell the Company Resolution”).

WHEREAS, the Sell the Company Resolution was not adopted by the stockholders of the Company.

WHEREAS, Mihaylo and Vector wish to terminate the MOU and amend certain terms and provisions of the MOU that survive termination of the MOU.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Mihaylo and Vector, intending to be legally bound hereby, agree as follows:

1.          Termination. In accordance with the Section of the MOU entitled “Termination”, Mihaylo and Vector hereby terminate the MOU as of the date hereof (the “Termination Date”).

2.          Amendment to Vector Overbid Protection. The Section of the MOU entitled “Vector Overbid Protection” is hereby amended in its entirety to read as follows:

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If Mihaylo chooses to sell or vote his shares, within 12 months of the Termination Date, in favor of another change of control transaction (an “Alternative Transaction”), Mihaylo shall pay to Vector, either in cash or in the form of consideration received by Mihaylo for his shares of the Company’s common stock in such transaction, an amount equal to 10% of Mihaylo’s gain above $22/share (such payment, a “COC Overbid Payment”). In addition, if Mihaylo and Vector enter into an agreement with the Company that provides for a break-up fee (a “Break-Up Fee Agreement”), such fee would be split 50/50 if paid (such fee together with the COC Overbid Payment, an “Overbid Payment”). To the extent any Overbid Payment would result in payments to Vector in excess of its actual out-of-pocket expenses, such excess shall be reduced to an amount equal to such excess multiplied by a fraction, the numerator of which being equal to the aggregate out-of-pocket expenses of Vector and Mihaylo through the Termination Date and the denominator of which being equal to the numerator plus the additional subsequent actual out-of-pocket expenses of Mihaylo paid from the Termination Date through the closing date of such Alternative Transaction or such Break-Up Fee Agreement.

[Signature page follows]

                IN WITNESS WHEREOF, each of the undersigned has executed or caused this Amendment No. 1 to be executed on the date first above written.

VECTOR CAPITAL CORPORATION
	/s/ Steven G. Mihaylo		/s/ Christopher G. Nicholson
By:	Steven G. Mihaylo	By:	Christopher G. Nicholson

SUMMIT GROWTH MANAGEMENT LLC

/s/ Steven G. Mihaylo
By:	Steven G. Mihaylo

[Amendment No. 1 to Memorandum of Understanding]

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